UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 2, 2022

Park View OZ REIT Inc

(Exact name of issuer as specified in its charter)

Maryland	85-1631598
State or other jurisdiction of incorporation or organization	(IRS Employer Identification Number)

One Beacon Street, 32nd Floor, Boston, Massachusetts 02108

(Full mailing Address of principal Executive Office)

617-971-8807

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

 Item 9. Other Events

Park View OZ REIT Inc (the “Company”) is unable to meet the filing deadline for its Annual Report on Form 1-K pursuant to 17 CFR 230.257. While the Company was obligated to file its Annual Report within the prescribed time period, the Company and its audit team have been unable to timely finalize the audited financial statements within the required 120-day period. The Company will file the Annual Report no later than May 4, 2022.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Park View OZ REIT Inc

By:	/s/ Michael Kelley
Michael Kelley, CEO
Date:	May 2, 2022